HESKETT & HESKETT
ATTORNEYS AT LAW

JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE (918) 336-1773
ZACHARY HYDEN	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
-------------------------------------------		Email: info@hesklaw.com
JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

February 7, 2014

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

New Dimensions Holdings, Inc.

Registration Statement on Form 10-12G

Filed November 12, 2013

File No. 000-55102

Dear Assistant Director Spirgel:

Following please find our response to your comments detailed in your correspondence dated December 9, 2013, in reference to the Company named above.

1.          We note that you are voluntarily registering your common stock under Section 12(g) of the Securities

             Exchange Act of 1934.  Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

             I our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments.  If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the

             Exchange Act.  In addition, we will continue to review your filing until all of our comments have been addressed.  Please address the following:

2.

Update the financial statements and other financial information in the filing to include the interim period ended September 30, 2013.

RESPONSE:  Financials inserted.  See pages 20 - 36 of the Form 10/A.

3.

We note you have only one officer and director, Mr. Patrick R. Day.  Revise your document to refer to him by name rather than to “officers” or “management.”

RESPONSE:  Revisions made throughout the Form 10/A.

4.

Please revise your disclosure throughout the filing to correctly identify the quotation system your stock is quoted on.  The Pink Sheets are now identified as the OTC Markets.

RESPONSE:  Revisions throughout the Form 10/A.

Item 1.  Business, page 5

5.

Please add a separately captioned section that discusses the detriments or challenges of being a public reporting company.

RESPONSE:

The following was added on Page 7 of the Form 10/A.

Detriment of Being a Public Reporting Company

There are also certain perceived disadvantages to being a public company.

These are commonly thought to include the following:

1.

requirement for audited financial statements which the Company may find to be a significant cost;

2.

required publication of corporate information and biographical of management which the Company may perceive as private or competitive information;

3.

required filings of periodic and episodic reports with the Securities and Exchange Commission which can be time consuming.

6.

Please disclose, if true, that the company may engage in a transaction with a company that would still be considered a shell company or a blank check company for purposes of Rule 144(i) and Rule 419 of Regulation C.  Explain what this means.

RESPONSE:

It would not be true that the Company will engage in a transaction with another company still considered a shell or blank check company, for the reason that there would be no justifiable purpose which would benefit both the Company and the Company’s shareholders.  The Company will simply wait until a suitable merger candidate is available as discussed in the Evaluation Section and Form of Potential Acquisition or Merger Section. There is no valid business purpose for the Company in merging with a blank check company, as this Company will be reporting and any merger with a shell or blank check company would simply be diluted to our shareholders without any justifiable business purpose.

Reports to Security Holders, page 9

7.

Please explain why you are not required to deliver an annual report to security holders in light of the fact that you are registering your common stock under Section 12(g) of the Exchange Act and will be subject to the proxy rules, Williams Act, and Section 16 of the Exchange Act.

RESPONSE:

In the first paragraph under Item 1(B), titled “Current Business Activities,” the Company acknowledges that it is obligated to file reports with the SEC, including an annual report containing audited financial statements.  This is the Company’s understanding and we have modified the language on Page 8 to read as follows:

(1)

The Company will comply with all disclosure needing to be distributed to security holders, including the delivery of an annual report when required.

8.

Please review at paragraph three to indicate the current address of the Public Reference Room 100 F Street, NE, Washington DC 20549.

RESPONSE:

Address corrected.

Item 2.  Financial Information, page 14

9.

Please revise to quantify the cost you anticipate incurring over the next 12 months for filing Exchange Act reports and consummating an acquisition.  Provide the basis for your estimates.

RESPONSE:

Based on Mr. Day’s knowledge of competitive costs of accounting services, the Company expects the cost of filing Exchange Act reports to be approximately $26,000 over the next 12 months, which number includes currently amounts outstanding.

Management’s Discussion and Analysis for Plan of Operation, Page 15

10.

We refer to your discussion of results of operations and liquidity and capital resources for all periods presented on page 15.  A majority of the numerical references you cite do not conform to the amounts reported in your financial statements. For example, we note your reference on pages 15 and 27 to a net loss for the six months ended June 3, 2013 of $18,215, while your income statement reports a net loss of $27,641.  Revise your document to make accurate references that conform to your audited annual and interim financial statements.

RESPONSE:

These references have been corrected to conform with the audited and interim statements.

Liquidity and Capital Resources, page 15

11.

Please revise to include a discussion of your auditor’s opinion about your ability to continue as a going concern.

RESPONSE:

We revised to add the following language:  The Company’s Auditor has expressed an opinion in the accompanying financial statements that the Company’s ability to continue as a going concern is dependent upon the success of capital offerings or alternative financing arrangements and expansion of its operations.

New Dimension Holdings, Inc.

Balance Sheets as of June 30, 2013 and December 31, 2012, page 23

12.

Revise to disclose the changes in the number of common stock and paid-in-capital during the six months ended June 30, 2013.

RESPONSE:

This change has been made and is reflected on page 17 and in the financials.

13.

We note that the common stock and paid-in-capital accounts as of December 31, 2012 presented in your balance sheets on pages 23 and 30 differ in amount.  Please revise accordingly or explain.

RESPONSE:

On June 12, 2013 the Company issued 10,000,000 shares to Mr. Day (subject to 1:3 reverse split effective August 1, 2013

Financial Statements as of December 31, 2012 and 2011, page 30

14.

We note that you have labeled the financial statements included on pages 30-32 as Palm Springs Airways, Corp. (formerly New Dimension-Miss Penny Rich, Inc.)  According to the audit report preceding the financial statements, you have included the financial statements of New Dimension Holdings, Inc.  Accordingly, revise to correctly identify the financial statements.

RESPONSE:

Name has been corrected.

15.

Revise to include a statement of shareholder equity, showing from the entity’s inception all of the required elements set forth in ASC 915-215-45.

RESPONSE:

Statement of shareholder equity now includes the entity's inception and all of the required elements.

Statements of Cash Flows, page 32

16.

It appears that you have incorrectly identified the period from inception as beginning on February 2, 2010 as opposed to March 3, 1980.  Revise accordingly.

RESPONSE:

Date has been corrected throughout the document.

17.

We note that you have presented changes in current liabilities associated with related parties in the operating section of your cash flow statement.  Revise to present proceeds from and prepayments of related party borrowings as cash flows from financing activities in accordance with ASC 230-10-45-14 and 15.

RESPONSE:

Classification on the statement of cash flows has been corrected.

We urge all persons who are responsible for the accuracy an adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Finally, as requested, the Company acknowledges that:

●

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:dc